EXHIBIT 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following is a general summary of the terms of shares of the common stock, par value $1.00 per share, of ITT Inc. The description below is not complete and is qualified in its entirety by reference to our Amended and Restated Articles of Incorporation, effective as of May 25, 2018 (the “Articles of Incorporation”), and our Amended and Restated By-laws, effective as of May 25, 2018 (the “By-laws”), and to the laws of the state of Indiana. Unless the context otherwise requires, throughout this document, the words the “Company,” “we,” or “us” refer to ITT Inc.

Description of Common Stock

Authorized Capital Stock

Our authorized capital stock consists of 300,000,000 shares, consisting of 250,000,000 shares of common stock, par value $1.00 per share, and 50,000,000 shares of preferred stock, without par value. The outstanding shares of our common stock are fully paid and non-assessable.

Dividend Rights

Under our Articles of Incorporation, holders of our common stock are entitled to receive any dividends our board of directors may declare on the common stock, subject to the prior rights of the holders of our preferred stock (if any). The board of directors may declare dividends from funds legally available for this purpose.

Redemption, Conversion and Sinking Fund Rights

Our common stock is not subject to redemption and does not have any conversion or sinking fund provisions.

Voting Rights

Our common stock has one vote per share. The holders of our common stock are entitled to vote on all matters to be voted on by holders of our common stock. Our Articles of Incorporation do not provide for cumulative voting. This could prevent directors from being elected by a relatively small group of shareholders.

Liquidation Rights

After provision for payment of creditors and after payment of any liquidation preferences to holders of the preferred stock, if we liquidate, dissolve or are wound up, whether voluntarily or not, the holders of our common stock will be entitled to receive on a pro rata basis all of our remaining assets.

Other Rights

Our common stock is not liable to further calls or assessment. The holders of our common stock are not currently entitled to subscribe for or purchase additional shares of our capital stock.

Anti-Takeover Effects of Provisions of Our Articles of Incorporation and By-laws

Certain provisions of our Articles of Incorporation and By-laws may delay or make more difficult unsolicited acquisitions or changes of control of the Company. We believe that such provisions will enable us to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interests of the Company and our shareholders. Such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change of control of the Company, although a majority of our shareholders might consider such proposals, if made, desirable. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors. These provisions include:

•	the availability of capital stock for issuance from time to time at the discretion of our board of directors;

•	the ability of our board of directors to increase the size of the board and to appoint directors to fill newly-created directorships; and

•	requirements for advance notice for raising business or making nominations at shareholders’ meetings.

Certain Provisions of the Indiana Business Corporation Law

As an Indiana corporation, we are governed by the Indiana Business Corporation Law (the “IBCL”). Under specified circumstances, the following provisions of the IBCL may delay, prevent or make more difficult certain unsolicited acquisitions or changes of control of the Company. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interest.

Shareholders’ Meetings. Under Chapter 29 of the IBCL, any action required or permitted to be taken by the holders of common stock may be effected only at an annual meeting or special meeting of such holders, and shareholders may act in lieu of such meetings only by unanimous written consent.

Control Share Acquisitions. Under Chapter 42 of the IBCL, control shares acquired in a control share acquisition have the same voting rights as were accorded the shares before the control share acquisition only to the extent granted by resolution approved by the shareholders of the issuing public corporation. Such a resolution must be approved by (a) each voting group entitled to vote separately on the proposal by a majority of all the votes entitled to be cast by that voting group, subject to certain shareholders being entitled to vote as a separate voting group, and (b) each voting group entitled to vote separately on the proposal by a majority of all the votes entitled to be cast by that group, excluding all interested shares. Unless otherwise provided in a corporation’s articles of incorporation or by-laws before a control share acquisition has occurred, in the event control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares pursuant to Chapter 44 of the IBCL.

Under the IBCL, “control shares” mean shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges of voting power:

•	one-fifth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more.

“Control share acquisition” means, subject to specified exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. For the purposes of determining whether an acquisition constitutes a control share acquisition, shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition. “Issuing public corporation” means a corporation which has (a) 100 or more shareholders, (b) its principal place of business or its principal office in Indiana, or that owns or controls assets within Indiana having a fair market value of greater than $1,000,000, and (c) either (i) more than 10% of its shareholders resident in Indiana, (ii) more than 10% of its shares owned of record or owned beneficially by Indiana residents, or (iii) 1,000 shareholders resident in Indiana. “Fair value” means a value not less than the highest price paid per share by the acquiring person in the control share acquisition.

Unless a corporation’s articles of incorporation or by-laws provide that Chapter 42 of the IBCL does not apply to control share acquisitions of shares of the corporation before the control share acquisition is made, control shares of an issuing public corporation acquired in a control share acquisition have only such voting rights as are conferred by Section 9 of Chapter 42 of the IBCL. Our Articles of Incorporation and our By-laws do not currently exclude us from Chapter 42 of the IBCL.

Certain Business Combinations. Chapter 43 of the IBCL restricts the ability of a resident domestic corporation to engage in any combinations with an interested shareholder of the resident domestic corporation for five years after the date the interested shareholder became such, unless the combination or the purchase of shares by the interested shareholder on the interested shareholder’s date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if that shareholder receives approval from a majority of the disinterested shareholders or the offer meets specified fair price criteria. For purposes of the above provisions, “resident domestic corporation” means an Indiana corporation that has 100 or more shareholders. “Interested shareholder” means any person, other than the resident domestic corporation or its subsidiaries, who is (a) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (b) an affiliate or associate of the resident domestic corporation, which at any time within the five-year period immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation.

The definition of “beneficial owner” for purposes of Chapter 43 of the IBCL, means a person who, (a) individually or with or through any of its affiliates or associates beneficially owns the shares, directly or indirectly; (b) individually or with or through any of its affiliates or associates has the right to (i) acquire the shares at any time, under any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants, options or otherwise or (ii) vote the shares under any agreement, arrangement or understanding (excluding voting rights under revocable proxies made in accordance with the Securities Exchange Act of 1934 (the “Exchange Act”) and is not then reportable on a Schedule 13D under the Exchange Act); (c) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of the shares with any other person that beneficially owns or whose affiliates or associates beneficially own the shares, directly or indirectly; or (d) holds any derivative instrument that includes the opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of the subject shares.

The above provisions do not apply to corporations that elect not to be subject to Chapter 43 of the IBCL in an amendment to their articles of incorporation approved by a majority of the disinterested shareholders. That amendment, however, cannot become effective until 18 months after its passage and would apply only to share acquisitions occurring after its effective date. Our Articles of Incorporation do not exclude us from Chapter 43 of the IBCL.

Mandatory Classified Board of Directors. Under Chapter 33 of the IBCL, a corporation with a class of voting shares registered with the SEC under Section 12 of the Exchange Act must have a classified board of directors unless the corporation adopts a by-law expressly electing not to be governed by this provision not later than 30 days after the later of July 31, 2009 or after the date when the corporation’s voting shares are registered under Section 12 of the Exchange Act. Our By-laws expressly state that the provisions of Chapter 33 of the IBCL do not apply to us.

Authorized But Unissued Capital Stock

The authorized but unissued shares of our common stock and preferred stock will be available for future issuance without shareholder approval. Indiana law does not require shareholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which will apply to us so long as our common stock remains listed on the New York Stock Exchange, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of our common stock.

Our board of directors may be able to issue shares of unissued and unreserved common or preferred stock to persons friendly to current management. This issuance may render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. This could possibly deprive our shareholders of opportunities to sell their shares of our stock at prices higher than prevailing market prices. Our board of directors could also use these shares to dilute the ownership of persons seeking to obtain control of the Company.

Number of Directors; Filling of Vacancies

Our By-laws provide that the board of directors will have at least three and at most 25 directors. The size of the board of directors may be changed by a majority vote of the board. A majority of the board determines the exact number of directors at any given time. The board fills any new directorships it creates and any vacancies as specified in the By-laws. Accordingly, our board of directors may be able to prevent any shareholder from obtaining majority representation on the board by increasing the size of the board and filling the newly-created directorships with its own nominees.

Special Meetings

Our Articles of Incorporation and By-laws provide that a special meeting may be called only by (a) the chairman of the board, (b) a majority vote of the board or (c) the secretary of the Company upon the written request of our shareholders having an aggregate “net long position” (as defined in Article Fifth of our Articles of Incorporation) of at least 25% of the voting power of the outstanding capital stock of the Company entitled to vote on the matter or matters for which the special meeting is called. This provision may delay or prevent a shareholder from removing a director from the board of directors or from gaining control of the board.

Our By-laws limit the business that may be conducted at a special meeting to the purposes stated in the notice of the meeting.

Advance Notice Provisions

Our By-laws require that for a shareholder to nominate a director or bring other business before an annual meeting, the shareholder must give written notice, in proper form, to the secretary of the Company not less than 90 calendar days nor more than 120 calendar days prior to the first anniversary of the date on which we first mailed our proxy materials for the prior year’s annual meeting, unless the annual meeting is changed by more than 30 days, in which case written notice must be given to the secretary of the Company not less than 90 calendar days nor more than 120 calendar days prior to the date of the annual meeting or, if later, within 10 calendar days following the day on which the date of the annual meeting is publicly announced. For any special meeting of shareholders, a nomination must be received no earlier than 120 calendar days nor later than 90 calendar days prior to the date of the special meeting, or, if later, 10 calendar days following the date on which the public announcement of the date of the special meeting is first made.

Only persons who are nominated by, or at the direction of, our board of directors, or who are nominated by a shareholder who has given timely written notice, in proper form, to the secretary of the Company prior to a meeting at which directors are to be elected, or who are nominated by the proxy access process described below, will be eligible for election to the board of directors of the Company. The notice of any nomination for election as a director must set forth the information required by our By-laws concerning a nomination, as well as information as to the shareholder’s ownership of our common stock.

The advance notice provisions may delay a person from bringing matters before a shareholder meeting. The provisions may provide enough time for us to begin litigation or take other steps to respond to these matters, or to prevent them from being acted upon, if we find it desirable.

Proxy Access

A shareholder or group of shareholders meeting certain conditions may nominate directors for election at annual meetings of shareholders using “proxy access” provisions in our By-laws. These provisions allow a shareholder, or group of up to 20 shareholders, to nominate up to two director candidates or, if greater, up to 20% of the number of directors then serving on our Board of Directors, for inclusion in our proxy statement if the shareholder has owned continuously for at least three years a number of shares equal to at least three percent of our outstanding common stock measured as of the date we receive the nomination. The number of director candidates who may be nominated under our proxy access By-law will be reduced by the number of director nominations made under our advance notice By-law, as described in the preceding section. We must receive notice of proxy access nominations not less than 120 calendar days nor more than calendar 150 days prior to the first anniversary of the date on which we first mailed our proxy materials for the prior year’s annual meeting.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “ITT.”

Transfer Agent and Registrar

Computershare Trust Company, N.A. acts as transfer agent and registrar of our common stock.